Edwards Group Limited
Global Headquarters:
Crawley Business Quarter
Manor Royal, Crawley
West Sussex RH10 9LW
United Kingdom

July 23, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gary Todd

Re:                             Edwards Group Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed on April 23, 2013
File No. 001-35548

Dear Mr. Todd:

This letter sets forth the response of Edwards Group Limited (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter dated July 18, 2013 with regard to the Company’s letter to the Staff dated July 12, 2013. For your convenience, the Staff’s comment is set forth below in bold text immediately preceding the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Income Statement, page F-2

1.        We note your response to prior comment 2. Please confirm to us that in future filings you will combine share based compensation expenses with the correlating line items presented by function of expense, consistent with the methodology you elected under paragraph 103 of IAS 1.

The Company confirms to the Staff that in future filings it will combine share based compensation expenses with the correlating line items presented by function of expense, consistent with the methodology the Company elected under paragraph 103 of IAS 1.

Edwards Group Limited: Registered Office: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

A company incorporated in Grand Cayman. Registered number 266201.

If the Staff has any questions regarding the foregoing responses, please call Adam Ramsay at +44 (0) 1293-603523 or Alexander D. Lynch at (212) 310-8971.

Sincerely yours,

/s/ Adam Ramsay

Adam Ramsay
General Counsel

cc:                                Alexander D. Lynch

Weil, Gotshal & Manges LLP